

August 4, 2011

Via E-mail
Paul A. Simmons
Principal Accounting Officer
IntelGenx Technologies Corp.
6425 Abrams, Ville Saint Laurent
Quebec H4S 1X9, Canada

    Re: IntelGenx Technologies Corp.
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 29, 2011
               Form 10-Q for the Quarterly Period Ended March 31, 2011
               Filed May 10, 2011
               File No. 000-31187

Dear Mr. Simmons:

    We have reviewed your filings and have the following comments.

    Please respond to this letter within ten business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe a comments applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Business
Product Portfolio, page 5

1.   We note your disclosure that new batches of INT0004 are being manufactured by Pillar5 Pharma, an entity that also manufactures clinical test batches and commercial products for your VersaTab and AdVersa tablet products. You disclose on page 24 that you have entered into a Memorandum of Agreement with Pillar5 Pharma related to the manufacture of your products. An agreement between the parties has not been filed as an exhibit to your Form 10-K. If you have entered into an agreement with Pillar5 Pharma related to the manufacture of your products, please amend your Form 10-K for the fiscal year ended December 31, 2010 to describe the material terms of this agreement, including each parties' rights and obligations under the agreement, duration, termination provisions and all other material terms. Please also file the agreement as an exhibit, or

provide us with a legal analysis as to why you believe the agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

If you have not yet entered into an agreement with Pillar5 Pharma, please confirm that you will file it as an exhibit to a periodic or current report when you do so, and will also describe the material terms.

2. We note your disclosure that Gesticare is developed and manufactured by Azur Pharma pursuant to a development agreement. Please amend your Form 10-K for the fiscal year ended December 31, 2010 to describe the material terms of this agreement, including each parties' rights and obligations under the agreement, payment provisions, duration, termination provisions and all other material terms. Please also file this agreement as an exhibit to your Form 10-K, or provide a legal analysis as to why this agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Intellectual Property and Patent Protection, page 9

3. Please expand the table on page 9 to identify the duration of each patent. Your current disclosure that "the patents expire 20 years after submission of the initial application" is not sufficient.

Form 10-Q for the quarterly period ended March 31, 2011

Exhibits 31.1 and 31.2

4. We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K. Please amend your filing to revise the certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to include reference to internal controls as well as the language of paragraph 4(b) of Item 601(b)(31).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant